UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-22945

CUSIP Number: 42327L200

(Check One)

☐ Form 10-K  ☐ Form 20-F  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: HELIOS AND MATHESON ANALYTICS INC.

Address of Principal Executive Office:  Empire State Building, 350 5th Avenue, Suite 7520 New York, New York 10118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Due to time and resource constraints on the accounting staff resulting from finalizing the Helios and Matheson Analytics Inc. (“we”, “us” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Annual Report”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (March 31, 2019 Quarterly Report”), which have not yet been filed with the SEC, the Company requires additional time to complete the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. The Company previously filed Forms 12b-25 stating the reasons why it required additional time to complete the 2018 Annual Report and March 31, 2019 Quarterly Report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Theodore Farnsworth	(212) 979-8228
Name	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Registrant has not yet filed the 2018 Annual Report or the Quarterly Report on Form 10-Q for the period ended March 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position to provide a quantitative description of changes in its results of operations between current and prior periods that may be reflected in the financial statements to be included in the Quarterly Report on Form 10-Q for the period ended June 30, 2019.

Helios and Matheson Analytics Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2019	By:	/s/ Robert Damon
Robert Damon, Interim Chief Financial Officer

2